UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Traffic Release May | 2017

Azul Reports May Traffic

São Paulo, June 12, 2017 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of destinations served and departures, announces today its preliminary traffic results for May 2017.

Passenger traffic (RPKs) increased 20.4% compared to May 2016 on a capacity increase (ASKs) of 20.0%. As a result, load factor was 79.8%, 0.2 percentage points higher than in the same period last year.

Year-to-date load factor is 81.1%, up 2.6 percentage points over last year.

	May-17	May-16	% ∆	YTD 2017	YTD 2016	% ∆
Total
Revenue Passenger Kilometer ̶̶ RPK (million)	1,614	1,340	20.4%	8,409	7,515	11.9%
Available Seat Kilometer ̶̶ ASK (million)	2,022	1,684	20.0%	10,362	9,571	8.3%
Load factor	79.8%	79.6%	+0.2 p.p.	81.1%	78.5%	+2.6 p.p.
Domestic
Revenue Passenger Kilometer ̶̶ RPK (million)	1,325	1,160	14.3%	6,905	6,324	9.2%
Available Seat Kilometer ̶̶ ASK (million)	1,700	1,477	15.1%	8,713	8,122	7.3%
Load factor	78.0%	78.5%	-0.5 p.p.	79.2%	77.9%	+1.3 p.p.
International
Revenue Passenger Kilometer ̶̶ RPK (million)	288	180	59.7%	1,504	1,191	26.3%
Available Seat Kilometer ̶̶ ASK (million)	322	207	55.4%	1,649	1,449	13.8%
Load factor	89.6%	87.2%	+2.4 p.p.	91.2%	82.2%	+9.0 p.p.

About Azul

Azul (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 792 daily flights to 104 destinations. With a fleet of 122 aircraft and more than 10,000 crewmembers, the company has a network of 201 non-stop routes as of March 31, 2017. Among other awards, Azul was named third best airline in the world by TripAdvisor Travelers' Choice in 2017, best low cost carrier in South America for the sixth consecutive time by Skytrax in 2016, and the world's most on-time low-cost airline in 2015 by the Official Airline Guide (OAG). For more information visit www.voeazul.com.br/ir.

Traffic Release May | 2017

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This traffic release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 12, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ John Rodgerson
                                                                                                                Name: John Rodgerson
                                                                                                                Title: Chief Financial Officer